Fran Stoller
Partner

345 Park Avenue	Direct	212.407.4935
New York, NY 10154-1895	Main	212.407.4000
	Fax	212.214.0706
	fstoller@loeb.com

May 16, 2007

John Reynolds, Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                               Arcade Acquisition Corp.
Form S-1 Registration Statement
File No. 333-140814

Dear Mr. Reynolds:

On behalf of our client, Arcade Acquisition Corp., a Delaware corporation (the “Company”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to Section 6 of and Regulation C under the Securities Act of 1933, as amended, and Rule 101(a)(1)(i) of Regulation S-T under the Commission’s Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 4 (“Amendment No. 4”) to the Company’s Registration Statement on Form S-1 (No. 333-140814) (together, the “Registration Statement”), including one complete electronic version of the exhibits filed therewith.

Amendment No. 4 is being filed solely to reflect an increase in the size of the offering from $50,000,000 to $60,000,000. Please note that we have not wired any additional fee amount in light of the Company’s overpayment when if first filed the Registration Statement.

Your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4935.

Sincerely,

/s/ Fran Stoller
Fran Stoller
Partner

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